Exhibit 99.1

HeadHunter Group PLC Announces Investment in YouDo

MOSCOW, Russia, November 1, 2021 – HeadHunter Group PLC (Nasdaq: HHR, MOEX: HHRU) (HeadHunter or the “Company” or “we”) announced today that on October 28, 2021 it entered into a shares subscription agreement and acquired a minority stake in YouDo Web Technologies Limited (Cyprus) (“YouDo”), the leading online on-demand service marketplace in Russia (the “Investment”), in exchange for a cash-in investment of US$ 5 million.

Founded in 2012, YouDo is one of the largest Russian horizontal online service marketplaces matching freelance labor demand and supply in C2C and B2B segments. The service has nearly 9 million verified users and operates in all regions of Russia.

The Investment in YouDo is in line with HeadHunter’s strategy to further expand beyond the core recruitment market and enter promising adjacent segments within the entire HR value chain. We expect that it will enable the Company to access rapidly developing gig-economy market and provide resources to accelerate YouDo’s expansion in the B2B segment.

Contacts:

Investor Inquiries

Arman Arutyunian

E-mail: investor@hh.ru

Media Inquiries

Alexander Dzhabarov

E-mail: a.dzhabarov@hh.ru

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

About YouDo Web Technologies Limited

YouDo is one of the largest Russian horizontal online service marketplaces matching freelance labor demand and supply in C2C and B2B segments.

Disclaimer

The securities referenced to herein have not been, and will not be, registered under the United States Securities Act of 1933 (the “Securities Act”).

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the Investment and its anticipated impact, including access to the gig-economy market, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the SEC on March 26, 2021, as such factors may be updated from time to time in the Company’s other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, the Company operates in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for the Company’s management to predict all risks, nor can the Company assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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